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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30196

SEC Mail Processing Section

FEB 20 2008

Washington, DC 104

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gilder Gagnon Howe & Co LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1775 BROADWAY
(No. and Street)

NEW YORK	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVEN E. COLLOPY 212-424-0310
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

300 MADISON AVE, NY,		NEW YORK	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, WALTER J. WEADOCK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GILDER GAGNON HOWE & Co, LLC, as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Walter J Weadock
Signature

MEMBER
Title

Lorraine F. Hoffman
Notary Public

LORRAINE F. HOFFMAN
Notary Public, State of New York
No 2902300
Qualified in Nassau County
Commission Expires 6-30-2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gilder Gagnon Howe & Co. LLC

Consolidated Statement of Financial Condition

December 31, 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Members of
Gilder Gagnon Howe & Co. LLC

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the consolidated financial position of Gilder Gagnon Howe & Co. LLC (the "Firm") at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Firm's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 19, 2008

Gilder Gagnon Howe & Co. LLC
Consolidated Statement of Financial Condition
December 31, 2007

Assets	
Cash	$ 1,018,998
Receivable from clearing broker	43,360,416
Securities owned, held at clearing broker, at market value	197,960
Furniture, equipment, aircraft and leasehold improvements, at cost, less accumulated depreciation and amortization of $18,970,694	4,495,072
Other assets	948,374
Total assets	$ 50,020,820
Liabilities and Members' Capital	
Liabilities	
Accrued compensation	$ 7,207,749
Accrued unincorporated business tax	1,435,788
Profit sharing plan	2,903,444
Accounts payable and accrued expenses	3,258,703
Payable to clearing broker	1,028,291
Notes payable	197,500
Total liabilities	16,031,475
Commitments and contingencies (Note 6)	
Members' capital	33,989,345
Total liabilities and members' capital	$ 50,020,820

The accompanying notes are an integral part of this consolidated statement of financial condition.

1. Organization and Nature of Operations

Gilder Gagnon Howe & Co. LLC (the "Firm") is a New York limited liability corporation. The Firm is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Firm is also a member of the National Association of Securities Dealers, Inc. ("NASD") and the New York Stock Exchange ("NYSE"). In addition, the Firm is registered as a futures commissions merchant with the Commodity Futures Trading Commission ("CFTC"). The Firm has not yet commenced futures operations. On January 27, 2007, the Firm received approval from the SEC to act as an Investment Adviser.

The Firm manages investments for individual customers on a discretionary basis. It earns income from commissions charged to customers, and effects transactions in listed and unlisted securities, options and commodities. The Firm introduces all of its customer transactions, which are not reflected in these financial statements, to a clearing broker, which clears such transactions on a "fully disclosed" basis. The clearing broker has procedures to maintain collateral for such customers' margin loans. Pursuant to the terms of the agreement with the clearing broker, the clearing broker may charge the Firm for uncollateralized margin loans receivable, as the Firm is responsible for maintaining margin in each customer's margin account to the satisfaction of the clearing broker. The clearing broker may also charge the Firm for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Firm has no maximum amount and applies to all trades executed through the clearing broker, the Firm believes there is no maximum amount assignable to this right. At December 31, 2007, the Firm has recorded no liabilities with regard to the clearing broker's right.

In addition, the Firm has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

2. Significant Accounting Policies

Principles of Consolidation

The Firm's wholly-owned subsidiaries were established for operating purposes. The consolidated financial statements include the accounts of the Firm and its wholly-owned subsidiaries In Pursuit LLC, Cloverleaf LLC and Onward and Upward LLC. The subsidiaries are single member limited liability companies in which Gilder Gagnon Howe & Co LLC has a 100% interest. All material intercompany amounts are eliminated in consolidation.

Cash

The Firm maintains its cash in one major financial institution.

Receivable from Clearing Broker

Receivable from clearing broker represents cash balances on deposit with, and commissions and interest receivable from, the Firm's clearing broker. The Firm is subject to credit risk should the clearing broker be unable to repay the receivable from clearing broker balance reflected on the statement of financial condition; however, the Firm does not anticipate non-performance by this counterparty. The carrying value of the receivable from clearing broker approximates the fair value as the balance is short-term and interest bearing.

Securities Transactions

Securities transactions are recorded on a trade-date basis at market value.

Furniture, Equipment, Aircraft and Leasehold Improvements
Furniture, equipment and aircraft are depreciated over their estimated useful lives using the double-declining-balance method. Leasehold improvements are depreciated over the shorter of the term of the lease or the estimated life of the improvement using the straight-line method.

Financial Instruments
The fair values of the Firm's financial instruments approximate their carrying values due to their short-term nature (receivables, payables) or repricing characteristics (notes payable).

Income Taxes
The Firm provides for local unincorporated business taxes and New York State sales tax. Other income taxes have not been provided, as the members are individually responsible for such taxes on their respective share of the Firm's net income.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Developments
FIN 48. In June 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109." FIN 48 requires that the Firm determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the financial statements. The Firm will adopt the provisions of FIN 48 in 2008. Adoption of FIN 48 will not have a material effect on the firm's financial condition.

3. Furniture, Equipment, Aircraft and Leasehold Improvements

A summary of the components of furniture, equipment, aircraft and leasehold improvements at December 31, 2007 are as follows:

Furniture	$ 845,106
Equipment	8,803,983
Aircraft	6,483,787
Leasehold improvements	7,332,890
	23,465,766
Accumulated depreciation and amortization	(18,970,694)
	$ 4,495,072

The Firm owns 100% of one aircraft and a fractional interest (6.25% and 9.375% interests) in each of the remaining two aircrafts. During the year, the Firm disposed of its fractional interest in a fourth aircraft and purchased an additional fractional interest in one of the existing aircrafts.

4. Notes Payable

This loan of $197,500 is held by a subsidiary of the Firm, In Pursuit LLC, and was due on October 22, 2007. On the due date the loan was refinanced to an interest only loan whereby the monthly interest is payable at LIBOR plus 100 bps on the outstanding principal until the loan is fully repaid. The loan is repayable on demand. The notes are guaranteed by one of the managing members of the Firm and are collateralized by FAA-recorded first chattel mortgage liens. The notes contain debt covenants which restrict In Pursuit LLC from guaranteeing additional obligations.

5. Payable to clearing broker

This margin loan is held by a subsidiary of the Firm, Cloverleaf LLC, to finance the purchase of a fractional interest in an aircraft and is guaranteed by the Firm. The principal and any unpaid interest are repayable on demand. Interest is charged and accrued monthly at the clearing broker's margin rate and is payable at maturity.

6. Profit-Sharing Plan

The Firm has a profit-sharing plan for all full-time eligible employees. The 2007 Firm contribution is an amount equal to 20% of the compensation earned by eligible employees during 2007, limited to the maximum $45,000 per individual employee allowable under United States Treasury Department regulations.

7. Commitments and Contingencies

The Firm is obligated under a noncancelable lease for office space which expires on January 31, 2017. The lease contains a provision for escalation based on certain increases in costs incurred by the lessor. Minimum future annual rental commitments under the noncancelable operating lease are as follows:

Year Ending December 31,	
2008	$ 2,306,190
2009	2,793,725
2010	3,383,200
2011	3,474,479
2012 and thereafter	20,246,124
Total minimum future rental payments	$ 32,203,718

The Firm is involved in SEC and NASD regulatory matters arising in the ordinary course of business. Management believes, based upon consultation with outside legal counsel, that the outcome of these matters will not have a material adverse effect on the Firm's financial condition, results of operations, or cash flows

8. Regulatory Requirements

The Firm is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) and the Commodity Futures Trading Commission's Regulation 1.17, which both require the maintenance of minimum net capital, as defined. The Firm has elected to use the alternative method permitted by these rules, under which the Firm's greatest minimum net capital

requirement is $500,000. At December 31, 2007, the Firm had net capital, as defined, of approximately $17,015,653, which was $16,515,653 in excess of the minimum net capital rule requirement.

The Firm had no regulated commodity customers' accounts open on its books at December 31, 2007; therefore, a schedule of segregation requirements and funds in segregation has not been prepared.

The Firm claims exemption under the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) because, as an introducing broker, it clears all transactions with and for customers on a fully disclosed basis with its clearing broker, and promptly transmits all customer funds and securities to the clearing broker.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5 and CFTC Regulation 1.16

To the Members of Gilder Gagnon Howe & Co. LLC

In planning and performing our audit of the consolidated financial statements of Gilder Gagnon Howe & Co., LLC (the "Firm") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Firm's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control. Accordingly, we do not express an opinion on the effectiveness of the Firm's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC") (collectively, the "Commissions"), we have made a study of the practices and procedures followed by the Firm, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);

2. Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; and

3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Firm does not carry security accounts for customers or perform custodial functions relating to customer securities and because the Firm does not carry commodity accounts for customers or perform custodial functions relating to customer's commodity accounts; we did not review the practices and procedures followed by the Firm in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

4. Making the daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations; and

5. Making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commissions' above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures were adequate at December 31, 2007 to meet the Commissions' objectives.

PRICEWATERHOUSECOOPERS

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the National Futures Association, the Financial Industry Regulatory Authority, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, or Regulation 1.16 under the Commodity Exchange Act, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 19, 2008

END